425 MARKET STREET SAN FRANCISCO CALIFORNIA 94105-2482 TELEPHONE: 415.268.7000 FACSIMILE: 415.268.7522 WWW.MOFO.COM

MORRISON & FOERSTER LLP

BEIJING, BERLIN, BRUSSELS, DENVER,

HONG KONG, LONDON, LOS ANGELES,

NEW YORK, NORTHERN VIRGINIA,

PALO ALTO, SACRAMENTO, SAN DIEGO,

SAN FRANCISCO, SHANGHAI, SINGAPORE,

TOKYO, WASHINGTON, D.C.

October 27, 2015

VIA EDGAR AND OVERNIGHT DELIVERY

Era Anagnosti

Legal Branch Chief

Office of Financial Services I

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Elevate Credit, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted October 6, 2015
CIK No. 0001651094

Dear Ms. Anagnosti:

On behalf of our client, Elevate Credit, Inc. (“Elevate” or the “Company”), this letter responds to your letter, dated October 16, 2015 (the “Second Comment Letter”), regarding the above-referenced Amendment No. 1 to Draft Registration Statement on Form S-1 (the “Amended Draft Registration Statement”), submitted on October 6, 2015. Each response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff of the Division of Corporation Finance (the “Staff”) from the Second Comment Letter appearing in bold type. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Second Comment Letter. The page references in the Company’s responses are to the amended prospectus included in the revised Amended Draft Registration Statement, which is being submitted today by electronic submission.

General

1.	Please note that comments regarding your confidential treatment request will be sent under separate cover.

The Company acknowledges the Staff’s comment.

2.	We are continuing to review the various exhibits submitted with the amended draft registration statement. We may have comments following completion of our review.

The Company acknowledges the Staff’s comment.

Ms. Era Anagnosti

Securities and Exchange Commission

Page | 2

Prospectus Summary

Our Company, page 1

3.	We note your response to comment 3. We also note that you did not file on EDGAR the materials included in Annex A. It appears that you conclude that any company using “advanced analytical technology in its business,” regardless of whether the business is comparable to Elevate Credit’s, has experienced a growth rate significantly outpacing other companies in the prime and non-prime space. In this regard, we note that you have not provided an explanation of why you believe the business of Prosper, OnDeck and LendingClub is comparable to yours. Please qualify the statement regarding your leading market position as your belief or provide objective support for this conclusion within the prospectus. Please also refile your Edgar correspondence to include the content of Annex A.

The Company attaches the prior Annex A with this response letter. The Company has revised the relevant disclosure in the prospectus to delete the reference to “leading” in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and results of operations, page 70

Revenue Growth, page 73

4.	We note your response and revised disclosure in response to comment 14. Given the wide range of your effective APR, we believe that providing an illustrative example of how you arrive of your APR calculation will help an investor understand the key components of what drives your effective rate. Please comply with our comment 14 in full, or otherwise explain to us why this disclosure would not be material to an investor’s understanding of your revenue metrics.

The Company advises the Staff that it has added the requested disclosure giving a representative example of the key terms, including effective APR calculation, for each of our Rise and Elastic products on pages 75 and 76.

Debt Facilities, page 99

5.	We note your revised disclosure in response to comment 15. Please further revise your disclosure to quantify the applicable financial covenants, similar to the provisions of Section 8.1 of Exhibit 10.2.

The Company has revised the disclosure on pages 102 and 103 of the prospectus in response to the Staff’s comment.

Ms. Era Anagnosti

Securities and Exchange Commission

Page | 3

Business, page 111

Industry Overview, page 113

Non-prime consumers represent the largest segment of the credit market, page 113

6.	We note your response to comment 16. Please tell us whether you attach a FICO score to each of the three customer categories, and whether the change in the FICO score drives customers from one category to the next. In this regard we note that your typical range of FICO scores is 575 to 600. To the extent that you have noticed any trends in your customers’ categorization, please disclose. For example, you can discuss what the break down among the three categories is today, and how that has changed over the years. Alternatively, please revise your disclosure to inform investors that you do not track your customers through the three categories due to the constant shift of their categorization over time, that you do not apply specific standards as to each category, and that the information is simply qualitative in nature.

The Company advises the Staff that it does not attach a FICO score to each of the three customer segments currently utilized in its credit scoring models. As explained on page 126 of the Registration Statement, it uses its customer segments (which are currently “prime-ish”, “challenged”, and “invisibles”) to develop more nuanced credit scores for its non-prime customers. The Company has listed these customer categories in the prospectus to help potential investors better understand the non-prime consumers served by Elevate and to explain part of its internal credit scoring process. As opposed to prime consumers with very similar credit profiles, non-prime consumers have varying credit profiles and credit needs. The customer groups and descriptions provided are not meant to be a precise or final definition of the customer segments that drive our underlying credit scores, but qualitative groupings that exemplify the Company’s insights into its customers and guide the evolution of its risk scoring models. The Company anticipates that these groupings and its approaches to scoring them will evolve over time, and the Company does not track individual customers through these categories. The Company has amended its disclosure on pages 118 and 126 to reflect the Staff’s comment.

Rise – US Installment Loans, page 119

7.	We note that in response to comment 21, you disclose that “eligible customers can receive a 50% rate reduction on their next loan…” Please reconcile this statement with the revised disclosure in the same paragraph stating that approximately 60% of Rise customers had received a rate reduction “mid-loan…” suggesting that a rate decrease may take place during the term of the initial loan.

The Company has revised the disclosure on page 123 of the prospectus in response to the Staff’s comment.

8.	We note that your revised disclosure in response to comment 22 does not reflect the overall percentage of Rise customers that are repeat customers. This information is material to an investor’s understanding of whether you rely on your customers’ repeat business or whether you derive the majority of your revenues through new customer acquisitions. Please comply with our comment 22 in full.

The Company has revised the disclosure on page 123 of the prospectus in response to the Staff’s comment.

Ms. Era Anagnosti

Securities and Exchange Commission

Page | 4

Advanced Analytics and Risk Management

Fully Automated, Near-Instant Credit Decisions, page 120

9.	We note your response to comment 26. Please include the information from your response letter in the prospectus.

The Company has revised the disclosure on page 126 of the prospectus in response to the Staff’s comment.

Strategic Partnership Development, page 125

10.	We note your response to comment 28. Please describe the manner in which customers reach your website after being referred by a strategic partner. For example, do they click on a banner advertisement located on the strategic partner’s website? Additionally, please disclose any other material strategic partnerships in which you are currently engaged other than with CreditKarma, and whether the fees paid per loan funded represent a material portion of your expenses.

The Company has revised the disclosure on pages 129 and 130 in response to the Staff’s comment. The Company advises the Staff that expenses associated with strategic partners are not a material portion of total expenses. For the nine months ended September 30, 2015, such expenses accounted for less than 2% of total expenses. The Company will continue to monitor expenses associated with strategic partners to determine whether such expenses become material.

Competitive Overview, 128

11.	We note your response to comment 29. Please disclose in your competition discussion that TFI’s subsidiary has the unrestricted right to lease the IQ Technology Platform to competitors of the company.

The Company has revised the disclosure on page 133 of the prospectus in response to the Staff’s comment.

Ms. Era Anagnosti

Securities and Exchange Commission

Page | 5

Audited Financial Statements

Notes to Combined and Consolidated Financial Statements

Note 12 – Income Taxes, page F-32

Revenue Growth, page 72

12.	We note your response to comment 34. Please revise your income tax footnote on page F-59 related to your interim period to provide updated disclosures similar to those provided on page F-34. In addition, please also revise both your annual and interim footnotes to include the information from your response to comment 34.

The Company has revised the relevant disclosure in the prospectus in response to the Staff’s comment.

We will provide you with marked copies of the Amended Draft Registration Statement to expedite your review.

If you have any questions, please do not hesitate to call Brandon C. Parris at (415) 268-6617.

Very truly yours,

/s/ Brandon C. Parris

Brandon C. Parris

cc:	Ken Rees, Elevate Credit, Inc.
Chris Lutes, Elevate Credit, Inc.
Sarah Fagin Cutrona, Esq., Elevate Credit, Inc.
Josh Samples, Securities and Exchange Commission
Bill Schroeder, Securities and Exchange Commission
John Spitz, Securities and Exchange Commission
Andrew D. Thorpe, Esq., Orrick, Herrington & Sutcliffe LLP
Peter M. Lamb, Esq., Orrick, Herrington & Sutcliffe LLP

Annex A

Excerpt from Prosper Marketplace, Inc. annual report on Form 10-K for the year 2014 filed with the SEC on April 6, 2015.

Loan Originations

The following table presents aggregated information about Borrower Loans, collectively, originated over the period from July 13, 2009 to December 31, 2014, grouped by Prosper Rating (in thousands except for number amounts).

Prosper Rating	Number	Amount	Average Loan Size	Weighted Average Investor Yield	Weighted Average Borrower Rate	Weighted Average Borrower APR
AA	16,952	$217,602	$12.8	6.45%	7.45%	8.70%
A	40,245	520,440	12.9	9.78%	10.78%	13.46%
B	41,489	570,002	13.7	13.09%	14.09%	17.01%
C	44,449	543,620	12.2	16.83%	17.83%	20.77%
D	26,854	250,019	9.3	21.52%	22.52%	25.70%
E	17,527	90,533	5.2	26.57%	27.57%	31.15%
HR	8,071	28,229	3.5	30.40%	31.41%	35.27%

Total	195,587	$2,220,445	$11.4	14.30%	15.30%	18.07%

On September 6, 2013, Prosper ceased using Experian’s ScorexPlus credit score and began using Experian’s FICO08 credit score. All listings begun after this date use Experian’s FICO08 credit score.

The following table presents aggregated information about borrowers for Borrower Loans originated over the period from September 6, 2013 to December 31, 2014, grouped by Prosper Rating. The information for each borrower was obtained from a credit reporting agency at the time the borrower member’s application was submitted. We have not independently verified this information:

Prosper Rating	Average Experian FICO 008 Score	Average Number of Current Delinquencies	Average Number of Open Credit Lines	Average Number of Total Credit Lines
AA	746	0.09	11.13	28.16
A	712	0.20	10.67	28.03
B	700	0.25	10.64	28.51
C	690	0.30	10.81	28.98
D	678	0.36	10.66	28.67
E	666	0.46	10.08	27.89
HR	660	0.51	11.34	30.36

Total	699	0.26	10.71	28.48

Please note that historical data regarding Borrower Loans may not be indicative of the characteristics of future Borrower Loans. See “Item 1A. Risk Factors-Risks Related to PFL and PMI, our marketplace and PFL and PMI’s Ability to Service the Notes” for more information.

Excerpt from Prosper Marketplace, Inc. annual report on Form 10-K for the year 2013 filed with the SEC on March 31, 2014.

Loan Originations

The following table presents aggregated information about borrowers for Prosper Funding Borrower Loans and PMI Borrower Loans, collectively, originated over the period from July 13, 2009 to December 31, 2013, grouped by Prosper Rating (in thousands except for number amounts).

22

Prosper Rating	Number	Amount	Average Loan Size	Weighted Average Lender Yield	Weighted Average Borrower Rate	Weighted Average Borrower APR
AA	4,288	$47,480	$11	7.34%	8.34%	9.47%
A	11,562	127,917	11	10.68%	11.68%	14.20%
B	12,789	142,493	11	14.81%	15.81%	18.64%
C	14,884	149,360	10	18.85%	19.85%	22.91%
D	13,111	91,243	7	23.88%	24.88%	28.20%
E	8,915	39,466	4	28.53%	29.53%	33.21%
HR	6,830	23,619	3	30.75%	31.75%	35.59%

Total	72,379	$621,578	$8.14	17.17%	18.17%	21.02%

The following table presents aggregated information about borrowers for Prosper Funding Borrower Loans and PMI Borrower Loans originated over the period from July 13, 2009 to September 5, 2013, grouped by Prosper Rating. The information for each borrower was obtained from a credit reporting agency at the time the borrower’s application was submitted. PMI has not independently verified this information:

Prosper Rating	Average Experian ScorexPlus Score	Average Number of Current Delinquencies	Average Number of Open Credit Lines	Average Number of Total Credit Lines
AA	796	0.06	9.49	27.52
A	752	0.17	9.65	27.84
B	725	0.27	9.32	27.19
C	706	0.35	9.26	27.68
D	693	0.46	8.48	26.23
E	674	0.67	8.66	27.43
HR	689	0.60	8.25	26.96

Total	719	0.37	9.02	27.26

On September 6, 2013, PMI ceased using Experian’s ScorexPlus credit score and began using Experian’s FICO08 credit score. All listings begun after this date use Experian’s FICO08 credit score.

The following table presents aggregated information about borrowers for Prosper Funding Borrower Loans originated over the period from September 6, 2013 to December 31, 2013, grouped by Prosper Rating. The information for each borrower was obtained from a credit reporting agency at the time the borrower’s application was submitted. PMI has not independently verified this information:

Prosper Rating	Average Experian FICO Score	Average Number of Current Delinquencies	Average number of Open Credit Lines	Average number of Total Credit Lines
AA	768	0.03	11.02	29.30
A	721	0.11	10.87	28.94
B	704	0.20	10.58	28.94
C	691	0.22	10.61	28.72
D	679	0.32	9.89	27.91
E	666	0.43	9.29	27.43
HR	665	0.54	9.99	28.82

Total	699	0.26	10.32	28.58

Please note that historical data regarding Prosper Funding Borrower Loans and PMI Borrower Loans may not be indicative of the characteristics of future Prosper Funding Borrower Loans. See “Item 1A. Risk Factors-Risks Related to Prosper Funding and PMI, the Platform and Prosper Funding and PMI’s Ability to Service the Prosper Funding Notes” for more information.

Excerpt from Prosper Marketplace, Inc. annual report on Form 10-K for the year 2012 filed with the SEC on March 19, 2013.

Loan Originations

The following table presents aggregated information about borrowers for PMI Borrower Loans originated over the period from July 13, 2009 to December 31, 2012, grouped by Prosper Rating.

Prosper Rating	Number	Amount	Average Loan Size	Weighted Average Lender Yield	Weighted Average Borrower Rate	Weighted Average Borrower APR
AA	2,585	$26,232,209	$10,148	7.86%	8.86%	9.81%
A	5,693	52,387,300	9,202	10.88%	11.88%	14.27%
B	5,329	46,262,956	8,681	15.94%	16.94%	19.60%
C	5,787	44,817,695	7,745	20.59%	21.59%	24.74%
D	8,158	52,520,004	6,438	24.90%	25.91%	29.26%
E	5,044	21,800,244	4,322	30.03%	31.03%	34.83%
HR	5,871	20,119,506	3,427	30.88%	31.88%	35.69%

Total	38,467	$264,139,915	$6,867	19.01%	20.01%	22.85%

The following table presents aggregated information about borrowers for PMI Borrower Loans originated over the period from July 13, 2009 to December 31, 2012, grouped by Prosper Rating. The information for each borrower was obtained from a credit reporting agency at the time the borrower’s loan application was submitted. PMI has not independently verified this information:

Prosper Rating	Average Experian ScorexPlus Score	Average Number of Current Delinquencies	Average Number of Open Credit Lines	Average Number of Total Credit Lines
AA	799	0.05	8.90	26.25
A	752	0.16	8.93	26.25
B	718	0.28	8.47	25.34
C	707	0.35	8.63	26.79
D	694	0.44	8.16	25.77
E	672	0.68	8.31	27.54
HR	688	0.62	8.02	26.65

Please note that historical data regarding PMI Borrower Loans may not be indicative of the future characteristics of Prosper Funding’s borrower loans. See “Item 1A. Risk Factors-Risks Related to Prosper Funding and PMI, the Platform and Prosper Funding and PMI’s Ability to Service the Notes” for more information.

Excerpt from OnDeck Capital, Inc. annual report on Form 10-K filed with the SEC on March 10, 2015.

with the exercise in full of the over-allotment option we granted to the underwriters. We received net offering proceeds of $210.0 million, after deducting underwriting discounts and commissions and offering expenses.

Key Financial and Operating Metrics

We regularly monitor a number of metrics in order to measure our current performance and project our future performance. These metrics aid us in developing and refining our growth strategies and making strategic decisions.

	As of or for the Year Ended December 31,
	2014	2013	2012
	(dollars in thousands)
Originations	$1,157,751	$458,917	$173,246
Unpaid Principal Balance	$490,563	$215,966	$90,276
Average Loans	$359,652	$147,398	$61,352
Loans Under Management	$571,759	$233,324	$90,276
Effective Interest Yield	40.4%	42.7%	41.2%
Average Funding Debt Outstanding	$279,307	$124,238	$62,043
Cost of Funds Rate	6.2%	10.8%	13.4%
Provision Rate	6.6%	6.0%	7.2%
Reserve Ratio	10.2%	9.0%	10.3%
15+ Day Delinquency Ratio	7.3%	7.6%	8.9%
Adjusted EBITDA	$(165)	$(16,258)	$(14,834)
Adjusted Net Loss	$(4,634)	$(20,179)	$(16,467)

Originations

Originations represent the total principal amount of the term loans we made during the period, plus the total amount drawn on lines of credit during the period. Many of our repeat customers renew their loans before their existing loan is fully repaid. In accordance with industry practice, originations of such repeat loans are calculated as the full renewal loan principal, rather than the net funded amount, which is the renewal loan’s principal net of the unpaid principal balance on the existing loan. Loans referred to, and funded by, our issuing bank partners and later purchased by us are included as part of our originations. We have originated approximately 51,500 loans since our inception, and for the years ended December 31, 2014 and 2013, we originated 26,921 and 13,059 loans, respectively. For the years ended December 31, 2014 and 2013, originations from repeat customers as a percentage of total originations during the period was 50.1% and 43.5%, respectively.

The number of weekends and holidays in a period can impact our business. Many small businesses tend to apply for loans on weekdays, and their businesses may be closed at least part of a weekend and on holidays. In addition, our loan fundings and automated customer loan repayments only occur on weekdays (other than bank holidays).

Unpaid Principal Balance

Unpaid Principal Balance represents the total amount of principal outstanding for term loans held for investment and amounts outstanding under lines of credit at the end of the period. It excludes net deferred origination costs, allowance for loan losses and any loans sold or held for sale at the end of the period.

Average Loans

Average Loans for the period is the simple average of Total Loans outstanding as of the beginning of the period and as of the end of each quarter in the period. Total Loans represents the Unpaid Principal Balance, plus net deferred origination fees and costs.

47

Excerpt from LendingClub Corporation annual report on Form 10-K filed with the SEC on February 27, 2015.

•	Whole Loan Purchases. Certain institutional investors, such as banks, seek to hold the actual loan on their balance sheet. To meet this need, we sell entire Standard or Custom Program Loans to these investors. In connection with these sales, the investor owns all right, title and interest in each loan. We establish the investors’ accounts and set out the procedures for the purchase of loans, including any purchase amount limitations, which we control in our discretion. We and the investor also make limited representations and warranties and agree to indemnify each other for breaches of the purchase agreement. The investor also agrees to simultaneously enter into a servicing agreement with us acting as servicer. For regulatory purposes, the investor also has access to the underlying borrower information, but is prohibited from contacting or marketing to the borrower in any manner and agrees to hold such borrower information in compliance with all applicable privacy laws. We continue to service these loans after they are sold and can only be removed as the servicer in limited circumstances.

For all investment channels, we agree to repurchase loans in cases of confirmed identity theft.

Change in Fiscal Year

In December 2012, we changed our fiscal year end from March 31 to December 31. The change was effective as of December 31, 2012, and the nine months ended December 31, 2012 represent the transition period.

Springstone

In April 2014, we acquired all of the outstanding limited liability company interests of Springstone. For its role in loan facilitation, Springstone earns transaction fees paid by the issuing bank and service provider at the time of origination, which averaged approximately 4.9% of the initial loan balance as of December 31, 2014. Currently, Springstone does not earn any servicing fees, as loans are originated, retained and serviced by the respective issuing banks. We currently intend to continue to have these loans funded and serviced through existing issuing banks while we develop plans to integrate these loans into our Standard Loan Program over time. See Item 8 – Financial Statements and Supplementary Data - Note 17 – Springstone Acquisition for more information.

Key Operating and Financial Metrics

We regularly review a number of metrics to evaluate our business, measure our performance, identify trends, formulate financial projections and make strategic decisions. The following presents our key operating and financial metrics (in thousands, except percentages):

	Year Ended December 31, 2014	Year Ended December 31, 2013	9 Months Ended December 31, 2012
		(unaudited)
Loan Originations(1)	$4,377,503	$2,064,626	$608,348
Contribution(2)	$96,046	$43,458	$8,346
Contribution margin(2)	45.0%	44.4%	28.9%
Adjusted EBITDA(2)	$21,301	$15,227	$(2,557)
Adjusted EBITDA margin(2)	10.0%	15.5%	(8.8%)

(1)	Loan originations include loans facilitated through the platform plus outstanding purchase commitments at period end.
(2)	Contribution, Contribution Margin, Adjusted EBITDA and Adjusted EBITDA Margin are non-GAAP financial measures. For more information regarding these measures and a reconciliation of these measures to the most comparable GAAP measure, see “Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations - Reconciliations of Non-GAAP Financial Measures.”

Loan Originations

We believe originations are a key indicator of the adoption rate of our marketplace, growth of our brand, scale of our business, strength of our network effect, economic competitiveness of our products and future growth. Loan originations have grown significantly over time due to increased awareness of our brand, our high borrower and investor satisfaction rates, the effectiveness of our borrower acquisition channels, a strong track record of loan performance and the expansion of our capital resources. Factors that could affect loan originations include the interest rate and economic environment, the competitiveness of our products, the success of our operational efforts to balance investor and borrower demands, any limitations on the ability of our issuing banks to originate loans, our ability to develop new products or enhance existing products for borrowers and investors, the success of our sales and marketing initiatives and the success of borrower and investor acquisition and retention.

40

Excerpt from Enova, Inc. annual report on Form 10-K filed with the SEC on March 20, 2015.

ENOVA INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	2014	2013	2012
Cash Flows from Operating Activities
Net Income	$111,671	$78,038	$58,872
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	18,732	17,143	13,272
Amortization of deferred loan costs and debt discount	1,949	—	—
Cost of revenue	266,787	315,052	288,474
Non-cash affiliate interest expense	7,629	19,788	20,996
Stock-based compensation	664	250	146
Deferred income taxes, net	12,145	5,238	(2,425)
Other	(199)	261	5
Changes in operating assets and liabilities:
Finance and service charges on consumer loans	3,695	(5,697)	(6,900)
Prepaid expenses and other assets	(7,607)	1,842	(200)
Accounts payable and accrued expenses	7,705	6,378	3,257
Current income taxes payable	6,764	5	11

Net cash provided by operating activities	429,935	438,298	375,508

Cash Flows from Investing Activities
Consumer loans originated or acquired	(1,298,008)	(1,344,851)	(1,140,215)
Consumer loans repaid	1,006,762	955,984	793,748
Purchases of property and equipment	(13,284)	(14,872)	(17,872)
Restricted cash deposit	(7,868)	—	—
Investment in non-marketable securities	(703)	—	(1,000)
Other investing activities	4	—	(178)

Net cash used in investing activities	(313,097)	(403,739)	(365,517)

Cash Flows from Financing Activities
Issuance of long-term debt	493,810	—	—
Dividend paid to Cash America	(122,384)	—	—
Debt issuance costs paid	(16,330)	—	—
Net equity transactions with Cash America	(2,373)	(5,023)	(4,938)
Payments on affiliate line of credit	(431,762)	(23,544)	(4,070)

Net cash used in financing activities	(79,039)	(28,567)	(9,008)

Effect of exchange rates on cash	(10,173)	3,940	2,154

Net increase in cash and cash equivalents	27,626	9,932	3,137
Cash and cash equivalents at beginning of year	47,480	37,548	34,411

Cash and cash equivalents at end of period	$75,106	$47,480	$37,548

See Notes to Consolidated Financial Statements

86

Excerpt from WDFC UK Limited (also known as “Wonga”) press release found at http://about.wonga.com/news-and-press-office/wonga-group-full-year-results-12-months-december-31-2014/).

6. We are engaging positively with our regulators and other key stakeholders to put right the mistakes of the past and to ensure a strong culture with the right processes in place to deliver fair outcomes for customers and other stakeholders. In 2014 we agreed with the FCA to compensate customers affected by historical debt collection practices (the cost of which was accounted for in the 2013 results) as well as the major forbearance programme noted above. Following the 2014 year-end, we also applied to the FCA for regulatory authorisation in the UK, a process that can take up to 12 months.

While we have made significant progress, there is still much to do. As well as evolving our culture and addressing our cost base, we plan to broaden our product offering. We have a core customer base that continues to use Wonga and values the service we provide but our research shows that, in total, there is a wider audience of around 13 million people across the UK who are cash and credit constrained and who are significantly underserved by mainstream financial services.

We believe these consumers will be better served by a reformed, sustainable Wonga offering a broader product range to meet their needs. We and our investors are determined to deliver that.

Our focus has been on facing into the issues in our UK business and preparing for regulatory authorisation. That focus will continue in 2015 and we will keep working to ensure our growing international operations meet the same standards we are implementing in the UK.

We know it will take time for us to repair our reputation and gain an accepted place in financial services, but we are making the necessary changes to ensure we are serving our customers in the right way. I would like to thank all of my colleagues and our investors, who share this commitment, for their continued support as we work to build a sustainable business for the future.

Chief Financial Officer’s statement

We said last July that Wonga would be smaller and less profitable in the near term and today’s results reflect the necessary changes we are making, with a 31% decline in revenues to £217m in 2014, from £314m in 2013.

That decline was driven principally by the sharp slowdown in our UK consumer lending business, where lending volumes have fallen by 36% to £732m, from £1.1bn in 2013.

That has been driven by our work to tighten our lending criteria to ensure all lending is responsible and affordable. As a result we made 2.5 million loans in the UK last year against 3.7 million in 2013; the number of customers we serve has fallen from around 1 million to fewer than 600,000 in the UK; and our UK principal default rate has improved from 6.9% to 6.6%.

We would expect a further reduction in UK volumes in 2015, the first full year in which we will be operating under our strengthened affordability criteria.